Exhibit 99.1

American Gas Association
Financial Forum

UNITIL CORPORATION

Unitil
energy for life

May 2026

Forward-Looking Statements and Use of Non-GAAP Measures

Unitil Corporation

6 Liberty Lane West

Hampton, NH 03842-1720

1-888-301-7700

www.unitil.com

NYSE Ticker: UTL

Transfer Agent

Computershare

P.O. Box 43078

Providence RI 02940-3078

800-736-3001

Investor Relations

800-999-6501

InvestorRelations@unitil.com

This presentation contains "forward-looking statements" including within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included in this presentation are forward-looking statements. These forward-looking statements include statements regarding Unitil Corporation and its subsidiaries' financial condition, results of operations, capital expenditures, business strategy, regulatory strategy, market opportunities, and other plans and objectives. In some cases, forward-looking statements can be identified by words such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue", the negative of such terms, or other comparable terminology. In this presentation, "Unitil," the "Company", "we", "us", "our" and similar terms refer to Unitil Corporation and its subsidiaries, unless the context requires otherwise.

These forward-looking statements are neither promises nor guarantees but involve risks and uncertainties that could cause the actual results to differ materially from those set forth in the forward-looking statements. Those risks and uncertainties include: numerous hazards and operating risks relating to the Company's electric and natural gas distribution activities, which could result in accidents and other operating risks and costs; fluctuations in the supply of, demand for, and the prices of, electric and gas energy commodities and transmission and transportation capacity and the Company's ability to recover energy supply costs in its rates; catastrophic events; cyber-attacks, acts of terrorism, acts of war, severe weather, a solar event, an electromagnetic event, a natural disaster, the age and condition of information technology assets, human error, or other factors could disrupt the Company's operations and cause the Company to incur unanticipated losses and expense; outsourcing of services to third parties could expose us to substandard quality of service delivery or substandard deliverables, which may result in missed deadlines or other timeliness issues, non-compliance (including with applicable legal requirements and industry standards) or reputational harm, which could negatively affect the Company's results of operations; unforeseen or changing circumstances, which could adversely affect the reduction of Company-wide direct greenhouse gas emissions; the Company's regulatory and legislative environment (including laws and regulations relating to climate change, greenhouse gas emissions and other environmental matters) could affect the rates the Company is able to charge, the Company's authorized rate of return, the Company's ability to recover costs in its rates, the Company's financial condition, results of operations and cash flows, and the scope of the Company's regulated activities; general economic conditions, which could adversely affect (i) the Company's customers and, consequently, the demand for the Company's distribution services, (ii) the availability of credit and liquidity resources, and (iii) certain of the Company's counterparty's obligations (including those of its insurers and lenders); the Company's ability to obtain debt or equity financing on acceptable terms; increases in interest rates, which could increase the Company's interest expense; the Company's payment of dividends in the future; declines in capital markets valuations, which could require the Company to make substantial cash contributions to cover its pension obligations, and the Company's ability to recover pension obligation costs in its rates; the Company's ability to consummate acquisitions or other strategic transactions, to successfully integrate any acquired assets or business, or derive value from strategic transactions and investment, including but not limited to the completed acquisitions of Bangor Natural Gas Company and Maine Natural Gas Corporation; impairment of the Company's assets (including long-lived assets and goodwill), which could negatively impact the Company's financial condition and results of operations; restrictive covenants contained in the terms of the Company's and its subsidiaries' indebtedness, which restrict certain aspects of the Company's business operations; customers' preferred energy sources; severe storms and the Company's ability to recover storm costs in its rates; variations in weather, which could decrease demand for the Company's distribution services; long-term global climate change, which could adversely affect customer demand or cause extreme weather events that could disrupt the Company's electric and natural gas distribution services; macroeconomic events, including the imposition of tariffs; employee workforce factors, including the ability to attract and retain key personnel; the Company's ability to retain its existing customers and attract new customers; increased competition; other presently known or unforeseen factors; and other risks detailed in Unitil Corporation's filings with the Securities and Exchange Commission, including those appearing under the caption "Risk Factors" in Unitil Corporation's most recently filed Annual Report on Form 10-K.

Readers should not place undue reliance on any forward-looking statements. Many of these risks are beyond the Company's control. Any forward-looking statements speak only as of the date of this presentation, and the Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statements are made or to reflect the occurrence of unanticipated events, except as required by law. New factors emerge from time to time, and it is not possible for the Company to predict all such factors, nor can the Company assess the effect of any such factor on its business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statements.

This presentation contains Non-GAAP measures. The Company's management believes these measures are useful in evaluating its performance.



About Unitil

Pure play regulated utility creating long-term sustainable value

Local distributor of electricity and natural gas in Maine, Massachusetts and New Hampshire with attractive service areas

- Fully regulated electric and gas operations
- Growing customer base supported by strong regional economic growth
- Natural gas price advantage over competing fuels

Robust investment opportunities in electric and natural gas infrastructure

- Grid modernization, resiliency, and renewable resource investments are well-aligned with climate policies
- Timely recovery of capital investments

Stable long-term expected earnings and dividend growth

- Distribution revenues largely decoupled from sales volumes
- Earnings unaffected by commodity cost fluctuations
- Supportive regulatory outcomes

Compelling investor value proposition

- Low-risk expected earnings and dividend growth
- Sustainable long-term organic growth opportunities
- Proven track record of financial, operating, and strategic performance



ME
Bangor
Lewiston
Portland
NH
Concord
Hampton
MA
Fitchburg
Electric Service
Natural Gas Service
Dual Service
Interstate Gas Pipeline
Distribution Operation Center
Corporate Headquarters

Turning Promises into Progress

Delivering strong financial results through superior operational performance





Financial and Strategic Execution

- Achieved **record earnings** of $50.2 million and adjusted EPS[1] of $3.16
- **Increased dividend** by 5.6% to $1.90 on an annualized basis
- Maintained **strong balance sheet** with credit metrics well above peers
- **Closed acquisitions** of Bangor Natural Gas and Maine Natural Gas
- **Grew rate base by 17%** and increased 5-year investment outlook by 20%
- Executed agreement to acquire **three water companies** (pending)



Operational and Customer Excellence

- Ranked #1 in the Northeast for **customer trust**
- Achieved **top-quartile reliability** for the fourth consecutive year
- Ranked among the **top companies** in the nation for emergency response
- Maintained high levels of **employee pride** and engagement
- Named one of the **Best Companies** to work for in New Hampshire
- Solar project named 2025 NH Energy Week "**Project of the Year**"



(1) Adjusted EPS excludes non-recurring transaction costs. Adjusted Net Income and Adjusted EPS are non-GAAP financial measures.

Elevating the Customer Experience

Driving satisfaction and loyalty through superior service



Top Quartile Electric Reliability

Four consecutive years of top quartile electric service reliability



Best-in-Class Gas Emergency Response

Ranked among the top companies in the nation for gas emergency response



Pipeline Safety Management

Selected as a "Best Practice Operator" at the American Gas Association's Best Practices Conference



Overall Customer Satisfaction



Legend: Unitil, National, Northeast (2019–2025)



Our Commitment to Affordable, Locally Sourced Energy

Sustainability and Responsibility are core elements of Unitil's Respect, Integrity, Stewardship, Excellence values





50% Reduction by 2030

Net Zero Emissions by 2050

 **Kingston Solar Array**

2025 NH Energy Week "Project of the Year"

Our solar facility in Kingston, New Hampshire is the largest solar energy project in the state of New Hampshire, producing enough electricity to power over 1,200 homes.

5 MW
photovoltaic (PV) solar facility

9.7 million
kilowatt hours generated annually

$2 million
estimated savings for customers

 **Safety and Reliability**

91% Gas Emergency Response Time Within 30 Minutes

0.92 Days Away, Restricted or Transferred (DART)

People

Recognized as one of New Hampshire's "Best Companies to Work For" for the fourth consecutive year.



Maine Gas Acquisitions

Accelerating growth through strategic acquisitions

Positive Contribution to First Quarter Results

- Bangor Natural Gas and Maine Natural Gas contributed $5.1 million and $6.0 million to adjusted gas gross margin, respectively
- Bangor Natural Gas and Maine Natural Gas contributed $1.4 million and $2.7 million to Net Income, respectively[(1)]
- Total gas customers increased 7.3% compared to the first quarter of 2025 due largely to the addition of 6,400 Maine Natural Gas customers

Looking Foward

- Operating and growth benefits expected to be consistent with original assumptions
- Base rate cases establishing cost-of-service rates for Bangor Natural Gas and Maine Natural Gas expected to be filed in first half of 2027



Legacy Unitil Natural Gas & Electric
Bangor Natural Gas
Maine Natural Gas
ME
Bangor
Lewiston
Portland
NH
Concord
Hampton
MA
Fitchburg

(1) Maine Natural Gas Net Income does not include holding company financing costs

Lowering Energy Costs

Natural gas is the smarter, cheaper alternative for home heating

The Natural Gas Advantage

- Natural gas is the lowest-cost heating fuel in Maine, Massachusetts and New Hampshire

- Utility management of gas supply portfolios provides pricing stability not typical of petroleum-based fuels

- Gas heating systems are more cost-effective than electric heat pumps due to cold temperatures and high electricity prices

Natural gas heating cost compared to other fuels…

Fuel	Maine	Massachusetts	New Hampshire
Heating Oil	-34%	-18%	-35%
Propane	-52%	-33%	-54%
Electricity	-41%	-16%	-28%

Fuel Price Data: U.S. Energy Information Administration (EIA)
Prices shown are January 2026 with the exception of natural gas in Maine, which is December 2025
Residential natural gas data in Maine unavailable for January 2026





Our Competitive Advantage

Converting homes to natural gas lowers energy costs and reduces emissions





Map shows fuel most used for home heating
Propane
Natural gas
Oil
Wood
Electricity
Oil
Seattle
San Francisco
Los Angeles
San Diego
Phoenix
Denver
Minneapolis
Chicago
Detroit
St. Louis
Dallas
Houston
New Orleans
Atlanta
Tampa
Miami
Washington, D.C.
Philadelphia
New York
Boston
Anchorage
Honolulu

Source: Washington Post, March 6, 2023

Fuel switching to natural gas presents a major opportunity to improve energy affordability

Maine

8.3%
50.3%
16.0%
9.7%
2.2%
13.5%

Highest percentage of homes heated with fuel oil in the nation

New Hampshire

22.2%
37.0%
20.4%
5.2%
3.3%
11.9%

Second highest percentage of homes heated with fuel oil in the nation

Aquarion Water Acquisition

Complementary utility operations add scale and diversification supporting long-term growth

Expands Utility Platform	✓ Opportunity to acquire high quality water systems at an attractive valuation ✓ Complementary to existing utility operations and service company; opportunities for synergies
Enhances Scale and Diversification	✓ Multi-state, multi-utility platform provides incremental growth, scale, and diversification ✓ Creates a stronger platform to support and finance long-term growth
Constructive Regulation	✓ Maintains 100% regulated model in existing jurisdictions with strong regulatory relationships ✓ Supportive regulation with attractive cost recovery mechanisms
Supports Long-Term Growth	✓ Incremental rate base supports EPS growth near the upper-end of guidance range ✓ Potential for further consolidation of municipal water systems within current regulatory jurisdictions

Jurisdiction	Massachusetts	New Hampshire
Rate Base[1]	~$36 million	~$47 million
Customers	~12,000	~11,000

New Hampshire Aquarion

Purchase Price (approximate)	**~$57 Million**
Existing Long-Term Debt	**~$17 Million**
Cash to Close	**~$40 Million**

- Anticipate closing on Aquarion NH water entities later in 2026
  - Aquarion NH operations, including financing costs, expected to be earnings neutral in 2026
- Concurrent close of Aquarion MA operations not expected

(1)   Rate base as of December 31, 2025

Accelerating Growth

Recent acquisitions are expected to be earnings accretive over the long-term

Long-Term Guidance	
EPS Growth	5.0% - 7.0%
Rate Base Growth	6.5% - 8.5%
Total Shareholder Return	8.0% - 10.0%[1]

Acquisitions will enhance long-term EPS and Rate Base growth

17% Additional Rate Base[3]

17% Additional Gas Customers

11,000 Water Customers in NH

15% Gas Margin Increase



Accelerating Rate Base Growth[2]

~10% CAGR 2024 - 2030

$s in Billions

2024A | 2025A | 2026F | 2027F | 2028F | 2029F | 2030F

■ Existing Operations ■ Maine Gas Acquisitions
■ Aquarion Acquisition (NH)

(1) Total Shareholder Return assumes dividend yield of 3.0% and a constant Price-to-Earnings ratio
(2) Assumes Aquarion Water transaction receives necessary regulatory approval
(3) Reflects estimated year-over-year rate base growth as of December 31, 2025

Unitil Energy Systems Rate Case Overview

Order received on April 27 approving settlement agreement in its entirety (DE 25-025)

Final Rate Increase and Rate Base

- Base rate increase of $13.0 million

  – Pro forma December 31, 2024 rate base of $289 million including Kingston Solar ($13.3 million)

- Authorized return on equity and equity ratio of 9.45% and 52.67%, respectively

  – Prior authorized return on equity and equity ratio of 9.20% and 52.00%, respectively

- Continuation of decoupled rates; methodology switch from authorized revenue per customer target to total authorized revenue target

- Permanent rates reconciled back to temporary rate effective date, July 1, 2025; expecting to record $1.7 million of pre-tax income in the second quarter

Multi-Year Rate Plan

- Two-year rate adjustment plan to provide accelerated cost recovery for growth and non-growth related investments made in 2025 and 2026

- First step adjustment of $3.2 million filed and expected to take effect September 1, 2026

- Second step adjustment to be filed in February 2027 for effect September 1, 2027





Northern Utilities Regulatory Proceedings

Recently filed New Hampshire rate case with Maine rate case expected in Q2

New Hampshire - Docket No. 26-008

- Rate case filed April 1, 2026
- Proposed base rate increase of $9.8 million
  - December 31, 2025 rate base of $215 million
  - Currently authorized common equity layer 52.0%; return on equity 9.3%
- Intervenors agreed to temporary rate increase of $5.5 million effective June 1, 2026
- Proposal includes continuation of decoupled rates; methodology switch from authorized revenue per customer target to total authorized revenue target
- Proposed multi-year rate plan includes a series of two annual step adjustments for recovery of growth and non-growth capital investments in 2026 and 2027

Expected Timeline

- Rate Case Filed: April 1, 2026
- Temporary Rates Effective: June 1, 2026
- Permanent Rates Effective: April 1, 2027

Maine - Docket No. 2026-00049

- Notice of Intent filed April 1, 2026 including approximate rate request of $7.5 million
- Expected filing date of June 1, 2026
- Currently authorized common equity layer of 52.01% and return on equity of 9.35%
- Previous rate case was successfully settled with regulators and allowed for forecasted rate base and expense levels through rate effective year to reduce earnings attrition





Expected Timeline

- Notice of Intent Filed: April 1, 2026
- Rate Case Filed: June 1, 2026
- Permanent Rates Effective: March 1, 2027

Capital Investment Plan of $1.2 billion

Plan supports long-term rate base growth of 6.5% to 8.5%

Actual and Forecast Capital Investment



- Five year investment plan totals $1.2 billion
- 20% increase compared to the previous five year plan
- Includes ~$65 million planned investment for BNG and MNG
- Does not include pending Aquarion water acquisition

Rate Base by Jurisdiction



- Total rate base of $1.3 billion or $0.2 billion higher than the prior year
- Rate base increased 17% compared to the prior year including addition of Maine acquisitions
- Average rate base growth of 8.1% over the past five years, near the upper end of long-term range of 6.5% to 8.5%



Strong Financial Profile

Balance sheet strength remains top priority

Balance Sheet Management and Financing Plan

- Investment plan funded primarily by cash flow from operations

- Access to equity capital provided by ATM equity program with $48.5M capacity available

- Closed $40 million long-term debt at FGE on April 30, 2026; proceeds reduced short-term debt and enhanced liquidity

- Committed debt financing for Aquarion acquisition; ultimate funding will likely be combination of ATM equity proceeds and senior notes

- Balanced dividend payout target of 55% - 65%

Investment Grade Ratings with Stable Outlook

- Unitil and distribution subsidiaries S&P issuer rating of BBB+
  - BNG issuer rating of BBB
  - MNG not rated
- Moody's issuer rating of Baa1 for distribution subsidiaries
  - Baa2 for Granite State Gas and Unitil Corporation
  - BNG & MNG not rated

Credit Metric Strength

	Year-End 2025	S&P Downgrade Threshold	Long-Term Target
FFO / Debt	16.3%[1]	~13%	16% - 18%

(1) Adjusted FFO / Debt per S&P

Long-Term Capital Investment Financing Sources



Debt, Net, 30%

Equity, 12%

CFFO, Less Dividends, 58%

- *Cash Flow From Operations less Dividends will fund majority of capital investment plan*

- *Debt is net of any refinancing of maturing long-term debt*

- *Equity includes the Dividend Reinvestment Program*



2026 Earnings Guidance

Reaffirming long-term earnings guidance of 5% to 7%

$3.20 - $3.36	$3.28	6.1% Increase
2026 EPS Guidance Range	2026 Guidance Mid-Point	2026 Mid-Point compared to 2025 Mid-Point of $3.09



Expected Quarterly Earnings Distribution in 2026

Delivering on Long-Term Earnings Guidance

Historical earnings growth at long-term guidance midpoint

Historical Earnings per Share [1][2]

6.0% CAGR

Year	EPS
2013	$1.57
2014	$1.79
2015	$1.89
2016	$1.94
2017	$2.06
2018	$2.23
2019	$2.31
2020	$2.15
2021	$2.35
2022	$2.59
2023	$2.82
2024	$2.97
2025	$3.16

Performance Over Last 12 Years [2]



6.0% Annual Growth
Earnings Per Share



7.3% Annual Growth
Net Income



7.2% Annual Growth
Common Stock Equity

8.6% Annual Growth
Net Utility Plant

(1) 2019 excludes after-tax gain on the divestiture of Usource

(2) 2024 and 2025 exclude transaction costs associated with the acquisitions of Bangor Natural Gas and Maine Natural Gas. Adjusted Net Income and Adjusted EPS are non-GAAP financial measures



Compelling Value Proposition

Driving sustainable growth through a disciplined, regulated strategy



5% - 7%	55% - 65%	8% - 10%
Annual EPS Growth	Dividend Payout Ratio	Annual Total Return[1]
Long Term Guidance	Target Range	Price Appreciation Plus Dividend
$1.2 Billion	6.5% - 8.5%	16% - 18%
5-Year Utility Capex Plan[2]	Rate Base Growth[2]	FFO/Debt Target

(1) Total Shareholder Return assumes dividend yield of 3.0%, growth of 5% - 7%, and constant Price-to-Earnings ratio
(2) Forecasts of capital investments and rate base growth do not include acquisition of Aquarion water companies

Appendix



Abundant Conversion Opportunities

Natural gas is cleaner and more affordable than competing fuels



Maine

Maine has the highest percentage of homes heated with fuel oil in the nation

New Hampshire

New Hampshire has the second highest percentage of homes heated with fuel oil in the nation

Source: U.S. Census Bureau, American Community Survey, Selected Housing Characteristics, 2022

	Residential Heat – Annual Cost Comparison[1]				
	Unitil ($ / Therm)	Oil Equivalent ($ / Gallon)	Propane Equivalent ($ / Gallon)	Current Oil Price ($ / Gallon)	Percent Savings vs. Gas
Maine	$1.81	$2.51	$1.66	$4.90	48.9%
New Hampshire	$1.95	$2.70	$1.79	$4.85	44.3%
Massachusetts	$3.68	$5.10	$3.39	$4.75	(7.3%)
Bangor Natural	$1.42	$1.96	$1.30	$4.90	60.0%

(1) New England oil prices as of May 6, 2026

 Unitil

Preserving Critical Infrastructure

Gas pipelines deliver far more energy than electric infrastructure

Gas vs Electric Delivered Energy (NH & ME)



MMBTU
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
-
Jan-18
Jul-18
Jan-19
Jul-19
Jan-20
Jul-20
Jan-21
Jul-21
Jan-22
Jul-22
Jan-23
Jul-23
Jan-24
Northern Utilities (Gas)
Unitil Energy Systems (Electric)

This doesn't consider the energy delivered by heating oil and propane for home heating, or the energy delivered by gasoline and diesel fuel in the transportation sector

Energy delivered by natural gas in comparison to electricity

5X	Annually
8X	Cold Winter Month
11X	Design Day Peak
72,000	Natural gas customers
78,000	Electric customers

Unitil

Diverse Gas Supply

Even on the coldest New England days, sufficient gas supply meets customer needs and growth strategy



Diverse Supply Options
Pipeline capacity from both the North and South

Robust Gas Supply Planning Process
Supply is sufficient to meet demand

Peaking Solutions Available
Peaking solutions supplement pipeline capacity

Natural Gas Storage
Increased from 4 Bcf to 6 Bcf starting April 1, 2023

Gas Supply Options



Source: S&P Capital IQ

Firm transport contracts ensure access to gas supply is available even during times of high demand

Electricity is Not Carbon-Free

New England's electricity has about the same carbon intensity as fuel oil


ISO-NE Annual Average Generator Emission Rates
1200
1000
800
600
400
200
0
CO_2 lbs per MWh
31% reduction since 2001
Between 2000 and 2020, electricity supplied by natural gas increased from 15% of the New England energy supply to more than 50% as coal and oil-fired generation was retired
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022
CO2
CO2 with Net Imports


Carbon Emissions Per MMBTU
180
160
140
120
100
80
60
40
20
0
CO_2 lbs per MMBTU
Natural Gas
Propane
Gasoline
Fuel Oil
Electricity

Source: 2022 ISO New England Electric Generator Air Emissions Report
final_2022_air_emissions_report_appendix, Table 3-5

Source: 2022 ISO New England Electric Generator Air Emissions Report, Table 3-1
EIA Carbon Dioxide Emissions Coefficients by Fuel

Advanced Metering Infrastructure

Significant multi-year project to support the clean energy transition

Improved Reliability Faster outage detection and response	**Smart Meters** Real-time data supporting better decisions	**Customer Empowerment** Online portal & mobile app	**Environmental Sustainability** Grid optimization & waste reduction	**Enhanced Billing** Streamline processes





Project replaces existing electric meters with new state of the art meters

Project launched in 2024 with a combined capital investment of ~$40M to be completed by 2027; capital tracker in place in MA

✓ **IT integrations complete**

✓ **Radio frequency equipment being installed**

✓ **Testing & integration ongoing**

FGE meter replacement completed in 2025, UES 2025 - 2027



Rate Relief Summary

Realized and expected rate awards

Company	Description	Effective Date	Amount (Millions)	Filed	Approved
Unitil Energy Systems	Rate Case Temporary Award	June 1, 2025	$7.8	✓	✓
Unitil Energy Systems	Rate Case Permanent Award	May 1, 2026	$13.0	✓	✓
Unitil Energy Systems	Capital Tracker: All Investment	September 1, 2026	$3.2	✓	
FG&E (Electric)	Capital Tracker: Grid Modernization	June 1, 2025	$0.1	✓	✓
FG&E (Electric)	Performance Based Rate Adjustment	July 1, 2025	$1.6	✓	✓
FG&E (Electric)	Capital Tracker: Grid Modernization	June 1, 2026	$1.0	✓	
FG&E (Electric)	Performance Based Rate Adjustment	July 1, 2026	$1.1	✓	
FG&E (Gas)	Capital Tracker: Infrastructure Replacement	May 1, 2025	$2.0	✓	✓
FG&E (Gas)	Performance Based Rate Adjustment	July 1, 2025	$0.7	✓	✓
FG&E (Gas)	Capital Tracker: Infrastructure Replacement	May 1, 2026	$1.9	✓	✓
FG&E (Gas)	Performance Based Rate Adjustment	July 1, 2026	$1.7	✓	
Northern Utilities (NH)	Rate Case Temporary Award	June 1, 2026	$5.5	✓	
Northern Utilities (NH)	Rate Case Permanent Award	April 1, 2027	$9.8	✓	
Northern Utilities (Maine)	Capital Tracker: Infrastructure Replacement	May 1, 2025	$2.1	✓	✓
Northern Utilities (Maine)	Rate Case Permanent Award	March 1, 2027	TBD		
Granite State Gas	Capital Tracker: Eligible Facilities	September 1, 2025	$1.2	✓	✓
Granite State Gas	Capital Tracker: Eligible Facilities	September 1, 2026	TBD		



Key Regulatory Recovery Mechanisms

Timely Rate Recovery

	Unitil Energy	Fitchburg - Electric	Fitchburg - Gas	Northern - ME	Northern - NH	Bangor Natural Gas	Maine Natural Gas
Revenue Decoupling	✓	✓	✓		✓		
Power & Gas Supply	✓	✓	✓	✓	✓	✓	✓
Supply Related Bad Debt	✓	✓	✓	✓	✓		
Energy Efficiency	✓	✓	✓		✓		
Transmission	✓	✓					
Net Metering Credits	✓	✓					
Specific Capital Investment	✓	✓	✓		✓		
Solar Incentives		✓					
Long Term Renewable Contracts		✓					
Environmental Remediation			✓	✓	✓		
Vegetation Management	✓						
Storm Recovery	✓	✓					
Exogenous Costs		✓	✓		✓		
Local Property Taxes					✓		



GAAP Return on Average Common Equity

GAAP Return on Equity over the last twelve months

Company ($s in Millions)	Rate Base [1]	Average Common Equity	LTM ROACE [2]
Unitil Energy Systems	$309	$144	7.7%
Fitchburg Electric	$124	$140	9.2%
Fitchburg Gas	$152		
Northern Utilities - New Hampshire	$228	$300	8.5%
Northern Utilities - Maine	$349		
Bangor Natural Gas	$57	$47	5.8%
Maine Natural Gas	$68	-	-
Granite State Gas Transmission	$63	$32	8.2%
Unitil Corporation	**$1,350**	**$585**	**9.6%**

(1)   Rate base as of 03/31/2026
(2)   ROACE calculated by dividing last twelve months GAAP Net Income by Average Common Equity



Key Metrics of Recent Maine Gas Acquisitions

Highlights	BNG	MNG	Total
Price	$71M	$86M	$157M
Rate Base[1]	$57M	$68M	$125M
Customers	8,900	6,400	15,300
Distribution Revenues[2]	$13M	$16M	$29M
Capital Investment[3]	$10M	$5M	$15M
Distribution Pipeline	350 miles	230 miles	570 miles

(1) Rate base as of 03/31/2026, includes estimates and approximations that are typically settled or litigated in rate cases
(2) Approximate distribution revenue expected in 2026
(3) Expected capital investment in 2026

Continuous Dividend Payout Since Incorporation

Targeting 55% - 65% payout ratio

